UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: June 21, 2010

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Wednesday, July 21, 2010 at 4:00 p.m. local time, at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel- Aviv, Israel, for the following purposes:

1)	To re-elect three directors to the Board of Directors of the Company;

2)	To approve certain changes to the employment structure of, and compensation to be paid to, the Company's Chief Executive Officer;

3)
To approve and adopt the Company’s Directors’ and Officers’ Liability Insurance Policy, for the period commencing October 1, 2009, through and including September 30, 2010 and under terms not materially different - for subsequent periods after September 30, 2010; and

4)
To appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors for fiscal year ending December 31, 2010 and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors for fiscal 2010, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

In addition, the Company's auditors' report and consolidated financial statements for fiscal years ended December 31, 2008, and December 31, 2009, will be reviewed and considered at the Meeting.

Shareholders of record at the close of business on June 17, 2010, the record date for determining those shareholders eligible to vote at the Meeting (the “Shareholders”), are entitled to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. If voting by mail, the proxy must be received by our transfer agent (no postage is required if mailed in the United States) or at our registered office in Israel (Ramat Gavriel Industrial Zone, P.O. BOX 544, Migdal Ha’Emek, Israel) at least twenty-four (24) hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Share Registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Meeting, and so forth.

By Order of the Board of Directors, YOTAM STERN, Chairman of the Board of Directors

Dated: June 21, 2010

PROXY  STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Camtek Ltd. (“Camtek” or the “Company”), to be voted at the 2010 Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof,  pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders. The Meeting will be held on July 21, 2010 at 4:00 p.m. (Israel time), at the offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel-Aviv, Israel.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about June 21, 2010.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters:

1)	Re-election of three directors to the Board of Directors of the Company;

2)	Approval of certain changes to the employment structure of, and compensation to be paid to, the Company's Chief Executive Officer;

3)
Approval and adoption of the Company’s Directors’ and Officers’ Liability Insurance Policy, for the period commencing October 1, 2009, through and including September 30, 2010 and under terms not materially different - for subsequent periods after September 30, 2010; and

4)
Appointment of Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors for fiscal year ending December 31, 2010 and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors for fiscal 2010, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

In addition, the Company's auditors' reports and consolidated financial statements for fiscal years ended December 31, 2008 and December 31, 2009, will be reviewed and considered at the Meeting.

Proxy Procedure

Only holders of record of the Company's ordinary shares, nominal value of NIS 0.01 per share, as of the close of business on June 17, 2010, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote in person or by proxy, at the Meeting.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company at least twenty-four (24) hours prior to the time fixed for the Meeting, shares represented by the proxy shall be voted in favor of the matters in items 1, 3 and 4 to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to Shareholders on or about June 21, 2010, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of stock.

Quorum and Voting

As of June 17, 2010, the record date for determination of shareholders entitled to vote at the Meeting, the Company had 29,254,794 outstanding ordinary shares, each of which entitles the holder to one vote upon each of the matters to be presented at the Meeting.

The presence of two or more shareholders conferring an aggregate of no less than 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half hour of the time specified for commencement of the Meeting, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 31, 2010, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.	17,723,337	60.6%
Rafi Amit(2)	17,785,522	60.80%
Yotam Stern(3)	17,841,387	60.99%
Directors and executive officers as a group (14 persons)(4)	18,188,051	62.17%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of May 31, 2010, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Proxy Statement, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of May 31, 2010, is 233,100.

(2)
 Mr. Amit directly owns 40,560 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 104,600 of our ordinary shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 231,614 of our ordinary shares (and 233,100 options which have vested or will vest within 60 days of May 31, 2010). Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person which have vested or will vest within 60 days of May 31, 2010) and have therefore not been listed separately.

ITEM 1

RE-ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Pursuant to the Articles of Association of the Company (the “Articles”), the Board of Directors shall consist of no less than five (5) and no more than ten (10) directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under the Nasdaq Stock Market Rules, two of whom were re-elected to serve another three year term as outside directors, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”), at the 2009 Annual General Meeting.

Directors of the Company who are not appointed to serve as outside directors under the Companies Law commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

Under the Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Companies Law). Our Board of Directors has determined that it will include at least two directors who have such "accounting and financial expertise". Our Board of Directors has determined that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Eran Bendoly and Ms. Gabriela Heller have the requisite "accounting and financial expertise".

The three directors of the Company who are not outside directors are nominated for reelection to the Board of Directors. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

Rafi Amit has served as our Chief Executive Officer since January 1998 and served as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the Chairman of the Board of Directors of Priortech and as a director of Priortech since 1988. From 1981 to 2004, Mr. Amit also served as the President and Chief Executive Officer of Priortech. Mr. Amit has a B.Sc. in Industrial Engineering and Management from the Technion — Israel Institute of Technology. At the 2009 Annual General Meeting of Shareholders, the shareholders of the Company did not authorize Mr. Amit to continue to serve both as Chairman of the Board of Directors and as the General Manager of the Company, and therefore Mr. Yotam Stern was appointed as Chairman of the Board of Directors in May 2009. At the Meeting, it is proposed (Item 2) that the shareholders of the Company approve the appointment of Mr. Amit as the Company's active Chairman of the Board, instead of Chief Executive Officer, as well as certain changes to his employment structure and compensation to be paid to.

Yotam Stern has served as an executive officer of the Company since 1998 and, since February 2001, he has served as Camtek’s Executive Vice President, Business & Strategy.  He has also served as a member of our Board of Directors since 1987 and as Chairman of the Board of Directors since May 2009.  From January 1998 until February 2001, Mr. Stern served as the Company’s Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004, as well as serving as a director of Priortech since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Financial Officer of Expand Networks Ltd. Expand is a leading provider of wide area network optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Stock Market listing requirements and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. Our directors, who are not outside directors (within the meaning of the Companies Law), receive compensation as provided in regulations adopted under the Companies Law, except that Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors.

 Our Audit Committee and Board of Directors have determined, in separate resolutions adopted in 2008, that the payment of a director's fee to all of our directors, who are not outside directors, currently serving or who will be serving as directors from time to time, will be equal to the fixed statutory amount set forth in the Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director) – 2000. As the above compensation amount does not exceed the maximum amount, as set forth in the Israeli Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director) – 2000, such resolutions are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations"), unless one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company's voting rights, informs the Company of their objection to the said relief.

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and entitled to vote and voting thereon, is required to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED THAT: Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly shall be reelected to the Board of Directors of the Company, each of them until the next Annual General Meeting”.

ITEM 2

RATIFICATION OF THE EMPLOYMENT AND COMPENSATION STRUCTURE OF
 THE CHIEF EXECUTIVE OFFICER

(Item 2 on the Proxy Card)

Under a previously approved employment structure, Mr. Rafi Amit, the Company’s Chief Executive Officer, acts for the Company on a full time basis, while his annual salary is set at $270,000 ($316,000 including social benefits). Mr. Amit is also entitled to receive a yearly bonus in a sum of up to $140,000, which – if granted – shall be set by the Company's Compensation Committee at the end of each calendar year in accordance with the Company's achievements measured against four equal categories: sales, profit, investment in R&D and Compensation Committee's discretion. Also, Mr. Amit is entitled to receive the fringe benefits granted to Hong Kong employees of the Company, such as housing and health insurance.

It is now proposed that Mr. Amit resign from his position as Chief Executive Officer and be appointed as Active Chairman of the Board of Directors; Mr. Roy Porat, currently serving as the Company's General Manager, will be appointed  as Chief Executive Officer – this appointment was approved by the Company's Compensation Committee and Board of Directors in their separate resolutions dated June 15, 2010 (which appointment does not require shareholder approval) and is subject to shareholder approval of the proposed change of employment structure of Mr. Amit. Mr. Amit, in his new position as Active Chairman of the Board, will decrease his scope of work for the Company from 100% to 75% of his time, and his annual salary, bonuses and all other benefits will be adjusted accordingly; his annual salary shall be set at $237,474 (including social benefits) and his yearly bonus shall be in a sum of up to $105,000.

The scope and level of Mr. Amit's responsibilities in his position as Active Chairman shall be set by the Company's Board of Directors but in general shall include responsibility over strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company. It is intended that Mr. Amit shall devote the remaining 25% of his time to the Company's parent company, Priortech Ltd., by providing services to Priortech through AMITEC – Advanced Multilayer Interconnect Technologies Ltd. – a wholly-owned subsidiary of Priortech. Such provision of services to Priortech shall be subject to the approval of Priortech's shareholders.

It is clarified that the proposed change of employment structure, and compensation to be paid to, Mr. Amit, if approved by the Company's shareholders, as well as the appointment of Mr. Roy Porat as the Company's Chief Executive Officer, shall only become effective upon the approval of such provision of services to Priortech by Priortech's shareholders.

All other employment terms will remain in effect in accordance with the current Employment Agreement between Mr. Amit and the Company, with the necessary changes as above-mentioned. As Mr. Amit will continue to reside in East Asia, from which he manages the Company’s activities worldwide, including in its primary markets in Asia and the Far East, he will continue to be entitled to receive the fringe benefits granted to Hong Kong employees of the Company, such as housing and health insurance.

Shareholders' approval of the above described compensation package for Mr. Amit is required under the Companies Law, as he may be deemed, together with a third party, to control the Company.

In accordance with the provisions of the Companies Law, the Company’s Audit Committee and Board of Directors (with Mr. Amit not participating) resolved, in their separate resolutions dated June 15, 2010, to approve this new employment and compensation structure for Mr. Amit going forward, subject to the approval of shareholders at Annual General Meeting.

It is proposed that this new employment and compensation structure for Mr. Amit be ratified at the Meeting.

The affirmative vote of the holders of the majority of voting power represented at the Meeting in person or by proxy, where either: (i) such majority includes at least one third of all of the votes cast by shareholders who do not have a personal interest in this matter; or (ii) the total of all opposing votes cast by the shareholders who do not have a personal interest in this matter does not exceed 1% of all the voting rights in the Company, is necessary under the Companies Law for approval of the resolution approving the amendment of changes to the employment structure of, and the compensation to be paid to, Mr. Rafi Amit.

A “personal interest” of a shareholder excludes an interest arising solely from the ownership of shares in the Company, but includes a personal interest of any of the following: (i) the shareholder's spouse or close family members; (ii) a corporation in which the shareholder (or an immediate family member of the shareholder) holds directly or indirectly at least 5% of the equity; (iii) a corporation in which the shareholder (or an immediate family member of the shareholder) is a director or chief executive officer; or (iv) a corporation in which the shareholder (or an immediate family member of the shareholder) has the right to appoint at least one director or the chief executive officer. Pursuant to the Companies Law, all shareholders are required to indicate either on the enclosed proxy card or, if present in person at the Meeting, prior to voting, whether or not they have a personal interest in this matter.

The Board of Directors and the Audit Committee recommend a vote FOR the ratification of the new employment structure, and compensation to be paid to, Mr. Amit.  As Mr. Amit has a personal interest in the foregoing proposed resolution, he has refrained from making a recommendation with respect to such resolution.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED THAT: Mr. Rafi Amit shall resign from his position as Chief Executive Officer and be appointed as the Company's Active Chairman of the Board of Directors, and that as Active Chairman he shall decrease his scope of work for the Company from 100% to 75% of his time, and his annual salary, bonuses and all other benefits shall be adjusted accordingly, to $237,474”.

ITEM 3

APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS LIABILITY
INSURANCE POLICY FOR 2009-2010 AND FOR SUBSEQUENT PERIODS

 (Item 3 on the Proxy Card)

The Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act or omission performed by the office holder in his or her capacity as an office holder, for (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (c) a financial liability imposed upon him or her in favor of another person. The Company’s Articles allow Camtek to insure its office holders to the fullest extent provided by the Companies Law.  An “office holder” is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

The Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission committed with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

Camtek maintained directors’ and officers’ liability insurance with a-per claim and aggregate coverage limit of $10,000,000. Such policy commenced on September 1, 2008 and expired on September 30, 2009.  It is now proposed to purchase a new directors’ and officers’ liability insurance policy (the “Policy”), from Clal Insurance Company Ltd. (“Clal”), covering all of the directors and officers of the Company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Companies Law).

The principal terms of the Policy are as follows:

The Policy is for a period commenced on October 1, 2009 and ending on September 30, 2010, after which additional policies will be purchased for subsequent periods ("Subsequent Periods").

The Policy has a per claim and aggregate coverage limit of up to $10,000,000, plus 20% additional coverage for claims-related costs.

The annual premium to be paid with respect to the Policy for the current period is $69,500. Under the Companies Law, the purchase of insurance coverage for office holders requires the approval of the Audit Committee and Board of Directors, and if the office holder is a director, also of the shareholders, in that order.

Camtek’s Audit Committee and Board of Directors have approved in separate resolutions, each dated May 12, 2010, subject to the ratification and approval of the shareholders, the purchase of the Policy from Clal, and determined that the terms of the Policy are identical with respect to all of the Company’s directors and officers, that the purchase of the Policy is made on arm’s-length basis and does not have a substantial affect on the Company’s profitability, property or obligations.

It is clarified that if there will be any material changes in the terms of the policies for Subsequent Periods, compared to the terms of the Policy, then the Company shall bring these policies for shareholder approval in general meeting, as required by law.

Pursuant to the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution. Generally, in order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, such vote shall also include (i) at least one-third of the shares held by shareholders who do not have a personal interest in the transaction, that are present, in person or by proxy, and voting at the meeting, or (ii) the total number of shares held by shareholders who do not have a personal interest in the transaction and who vote against this proposal represent not more than one percent of the voting rights in the Company (for definition of "personal interest" see in Item 2 above).

However, the Company has elected to take advantage of the Relief Regulations, under which such special majority is not required if the Audit Committee and Board of Directors of the Company have determined that the terms of the Policy are identical with respect to all of the directors and officers of the Company, and that the purchase of the Policy was made on arm’s-length basis and does not have a substantial affect on the Company’s profitability, property or obligations. As detailed above, the Company's Audit Committee and Board of Directors have determined the same in their resolutions dated May 12, 2010.  Nevertheless, such special majority will be required if one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company’s voting rights, objects to the relief from the special majority requirement, provided that such objection is submitted to the Company in writing not later than 14 days from the date of the publication of the notice regarding the Meeting.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED THAT: the purchase of a directors’ and officers’ liability insurance policy by the Company, covering all of the directors and the officers of the Company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Companies Law), with a per claim and aggregate coverage limit of up to $10,000,000 and a total annual premium of $69,500, for a period commenced on October 1, 2009 and ending on September 30, 2010, and under terms not materially different – for periods after September 30, 2010, be and hereby is ratified and approved".

ITEM 4

APPOINTMENT OF INDEPENDENT AUDITORS

(Item 4 on the Proxy Card)

The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

The Audit Committee recommends the reappointment of Somekh Chaikin, a member firm of KPMG International, and the appointment of Raveh Ravid as joint independent auditors of the Company for the fiscal year ending December 31st, 2010. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 Annual General Meeting of Shareholders. On February 23, 2010, our Board of Directors, at the Audit Committee's recommendation, appointed Raveh Ravid to replace the Company's former auditor, Baker Tilly, Horowitz Idan Goldstein Sabo Tevet. The replacement resulted from the fact that the senior partner who managed the Company's file in previous years has left Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and joined Raveh Ravid and the Company wanted this senior partner to continue to manage the Company's file. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy and entitled to vote and voting thereon, is necessary for the reappointment of Somekh Chaikin and the appointment of Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees for fiscal year 2010.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED THAT: (i) Somekh Chaikin and Raveh Ravid be, and the same hereby are, appointed as the Company’s joint independent auditors for the fiscal year ending December 31, 2010, while Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting; and (ii) the Board of Directors of the Company be, and the same hereby is, authorized to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee’s recommendation, for the fiscal year ending December 31, 2010, according to the nature and volume of their services.”

REVIEW AND DISCUSSION OF AUDITOR’S REPORTS AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our auditors' reports and consolidated financial statements of the Company for fiscal years ended December 31, 2008 and December 31, 2009 will be presented. We will hold a discussion with respect to the financial statements at the Meeting as required by the Israeli Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' reports and consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2009 (filed with the Securities and Exchange Commission on June 7, 2010), may be viewed on our website – www.camtek.co.il – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditors' reports, consolidated financial statements, Forms 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, YOTAM STERN Chairman of the Board of Directors

Dated: June 21, 2010

CAMTEK LTD.
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 21, 2010
(This proxy is solicited by the Board of Directors of Camtek Ltd.)

The undersigned shareholder of Camtek Ltd. hereby appoints Messrs. Rafi Amit and Yotam Stern, or either of them, with full power of substitution, proxies to vote the shares which the undersigned could vote if personally present at the Annual General Meeting of Shareholders of Camtek Ltd., to be held at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel-Aviv, Israel, on July 21, 2010 at 4:00 P.M. local time.

ITEM 1.	REELECTION OF DIRECTORS (as described in the Proxy Statement)

NOMINEES:

Rafi Amit
Yotam Stern
Eran Bendoly

☐	FOR ALL	☐	WITHHOLD ALL	☐	FOR ALL EXCEPT:

INSTRUCTION: To withhold authority to vote, mark “For All Except” and write the nominee’s name on the line below.

ITEM 2.	RATIFICATION OF THE EMPLOYMENT AND COMPENSATION STRUCTURE OF THE CHIEF EXECUTIVE OFFICER (for terms as described in the Proxy Statement)

	FOR	AGAINST	ABSTAIN
2A.
Shareholders who DO NOT have a personal interest  (as such term is defined in the Companies Law) in the ratification of the employment and compensation structure of Mr. Rafi Amit should indicate their vote here:

	☐	☐	☐
2B.
Shareholders who HAVE a personal interest  (as such term is defined in the Companies Law) in the ratification of the employment and compensation structure of Mr. Rafi Amit should indicate their vote here:
	☐	☐	☐

A vote indicated under Item 2A will be deemed a representation that the undersigned does not have a personal interest for the purpose of this Item, and a vote indicated under Item 2B will be deemed a representation that the undersigned does have a personal interest for the purpose of this Item. If a vote is indicated in both Item 2A and 2B, then the vote indicated in Item 2A will be disregarded.

ITEM 3.	APPROVAL OF THE COMPANY'S DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY FOR 2009-2010 AND FOR SUBSEQUNET PERIODS (for terms as described in the Proxy Statement)

☐	FOR	☐	AGAINST	☐	ABSTAIN

ITEM 4.	APPOINTMENT OF JOINT INDEPENDENT AUDITORS

☐	FOR	☐	AGAINST	☐	ABSTAIN

With respect to the proposal to appoint Somekh Chaikin, a member firm of KPMG International, and Raveah Ravid, as the Company’s joint independent auditors for fiscal year ending December 31, 2010, and the authorization of the Board of Directors to determine the auditors’ fees, following the recommendation of the Audit Committee.

SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN ITEM 2, THEN IT WILL NOT BE COUNTED AS A VOTE REGARDING THE ITEM; SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN EITHER ITEMS 1, 3 OR 4, THEN IT WILL BE COUNTED AS A “FOR” VOTE FOR THE RELEVANT ITEM. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

Note: Please date and sign exactly as your name appears on the envelope in which this Proxy was mailed.  If shares are held jointly, each shareholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer. If the shareholder is a partnership, please sign full partnership name by an authorized person.

Printed Name(s) of Shareholder

Signature(s) of Shareholder

Dated: